UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 23, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: April 23, 2010

(Quarterly report for the three months ended 31 March 2010. All dollar figures refer to US dollars.) Group Overview Outlook • Quarterly production in line with guidance at 230,000 ozs. • Solid first quarter performance has enabled group production guidance for the year to be lifted to a range • Aggregate cash costs of $118 million, down 5% on prior of 1.0 — 1.1 million ounces. quarter, and unit total cash costs of $515/oz in line with plan. • Guidance is maintained for total cash costs for 2010 • Lihir Island expansion continues on schedule and which are expected to be below $450/oz. within budget. • Good progress on Bonikro expansion feasibility study. • Graeme Hunt appointed Managing Director and CEO on 1 April 2010. • Newcrest takeover proposal rejected April 1. • Strategic alternatives are being considered. Production Summary (Ozs) Operation March Qtr 10 Dec Qtr 09 Lihir Island, PNG 180,273 218,111 Mt Rawdon, QLD 22,856 22,919 Bonikro, CI* 26,628 34,420 Total 229,757 275,450 *Bonikro production reported on a 100% basis. First Quarter Production Report 2010 Page 1 of 16

The solid performance in the first quarter and the recent strong operating history has enabled guidance for Lihir Island to be raised to 800,000 – 870,000 ounces for the year.

Managing Director's Review

Solid production of 230,000 ounces in the first quarter of 2010 was in line with expectations and leaves LGL well placed for the remainder of 2010.

At Lihir Island, total output was 180,000 ounces. This was broadly in line with plan. Production will increase progressively over the final three quarters of the year as grade and throughputs rise. The solid performance in the first quarter and the recent strong operating history has enabled guidance for Lihir Island to be raised to 800,000 – 870,000 ounces for the year.

The Lihir Island expansion remains on schedule and within budget. The project is now more than 50% complete and major plant items such as the oxygen plant and autoclave are either in transit or being prepared for shipping to site.

In Côte d'Ivoire, production at the Bonikro operation totalled 27,000 ounces for the quarter. This result was higher than plan due to higher than expected grade. Mined grade will vary through the year depending on the mine schedule but is planned to be higher in the rest of the year providing for an unchanged full year forecast.

Good progress continues on the feasibility study examining the development of satellite mines at Hiré, around 10 kilometres from Bonikro and expanding the plant from 2.0mtpa to 3.5mtpa. Drilling continues in order to upgrade resources at both Bonikro and Hiré as part of an integrated mining operation. The addition of higher grade ore from Hiré and the expanded Bonikro plant is expected to lift output to approximately 250,000 oz per year from 2012.

Meanwhile, exploration activities in Côte d'Ivoire continue to deliver promising results. Drilling in the quarter has focussed on the Bonikro and Hiré districts as part of the expansion feasibility study. On the regional tenements, a budget of $23 million has been allocated to progress the exploration and to follow-up strong early phase results. Drill ready targets are being prepared for when the drill rigs are re-deployed from the Bonikro/Hiré district. LGL continues to be focused on its large tenement holding in Côte d'Ivoire. The company is aggressively advancing exploration on its highly prospective land package and is committed to growing its resource base in this district through a disciplined exploration strategy.

Page 2 of 16

In Australia, the Mount Rawdon operation in Queensland produced 23,000 ounces in the quarter, exceeding expectations. The quarter included a planned 12 day shutdown of the plant for maintenance. The good result has enabled production guidance for 2010 to be lifted to 90,000 – 100,000 ounces.

Financial Review

Gold sales totalled 200,000 ounces for the quarter, at an average realised cash price of $1,110/oz, up from $1,096/oz in the three months to December.

In absolute terms, total cash costs for the group decreased by 5% to $118 million. With lower production in the quarter average unit costs increased to $515/oz but will fall as production increases though the remainder of 2010. There is no change to full year total cash cost guidance of less than $450/oz.

Management Change

As previously announced, I was appointed Managing Director and Chief Executive Officer on 1 April 2010.

I spent 34 years with BHP Billiton including as President of Uranium, President of Iron Ore and President of Aluminium. In these roles, and particularly at BHP Iron Ore, I was able to develop and implement strategies for increasing value through improving business performance and expanding production from the large, world-class resources within the BHP Billiton portfolio.

LGL has world class assets and I am focused on building on the strong momentum that has been developed in raising annual production capacity to more than 1 million ozs. While LGL has well developed plans for each of its businesses and projects, my focus is to look beyond these to ensure we are creating maximum value for all our stakeholders. I strongly believe in the continuous improvement ethos and I am committed to driving enhanced performance right across LGL.

I would like to acknowledge the excellent job Phil Baker did during his period as Chief Executive Officer and I look forward to working with him in his ongoing role as CFO

I am pleased to have been appointed CEO and to have the opportunity to serve shareholders in that capacity.

Newcrest Proposal

On 1 April, LGL rejected a proposal from Newcrest to acquire LGL through a scheme of arrangement. While the LGL Board recognises the strategic merits of combining the two companies, LGL's Directors with the benefit of careful review and analysis, unanimously determined that the Newcrest proposal did not adequately recognise the underlying value of LGL.

Following the approach from Newcrest, LGL has appointed Macquarie Capital Advisers as joint adviser with Greenhill Caliburn to assist in assessing the range of strategic alternatives which could deliver maximum value to LGL shareholders.

We continue to be absolutely focused on maximising value, and we are open to considering any opportunities that will deliver increased returns to shareholders. We are committed to keeping shareholders informed of developments as appropriate, and in accordance with all our disclosure obligations.

Outlook

Following the solid performance in the quarter, full year production for 2010 is now expected to be 1.0 – 1.1 million oz. This will include production of 800,000 – 870,000 oz from Lihir Island, approximately 110,000 – 130,000 oz from Bonikro and 90,000 – 100,000 oz from Mt Rawdon.

Guidance for total cash costs for the year is maintained at below $450/oz.

Overall the company is in good shape and I look forward to reporting our progress during the year and as we move ahead to deliver on our value creation strategies.



GRAEME HUNT
Managing Director



First Quarter Production Report 2010 Page 3 of 16

Operations

PRODUCTION STATISTICS

			First Quarter 2010	Fourth Quarter 2009	Third Quarter 2009	Second Quarter 2009	First Quarter 2009	*Change Q1 2010 vs Q4 2009 %*
Lihir Island								
Mining	High grade ore	kt	**1,607**	1,660	1,398	1,630	1,402	*(3)*
	Economic grade ore	kt	**2,080**	2,387	1,677	1,655	911	*(13)*
	Material moved	kt	**10,459**	12,043	11,089	12,132	11,104	*(20)*
Processing	Ore milled	kt	**1,729**	1,915	1,442	1,561	1,591	*(10)*
	Autoclave feed	kt	**1,327**	1,383	1,055	1,210	1,194	*(4)*
	Autoclave grade	Au g/t	**5.01**	5.77	5.99	6.64	7.27	*(13)*
	CIL recovery	%	**84.3%**	84.4%	86.0%	85.0%	87.6%	
	Total recovery	%	**81.1%**	80.5%	78.8%	81.8%	83.6%	*1*
	Gold poured	oz	**180,273**	218,111	169,133	219,435	246,711	*(17)*
Mt Rawdon								
Mining	Ore mined	kt	**594**	695	886	811	791	*(15)*
	Material moved	kt	**3,152**	3,014	3,020	2,502	2,799	*5*
Processing	Ore milled	kt	**784**	869	829	835	821	*(10)*
	Ore grade	Au g/t	**0.97**	0.90	1.25	2.26	1.09	*8*
	Gold recovery	%	**90.2%**	91.1%	91.7%	48.0%	89.9%	*(1)*
	Gold poured	oz	**22,856**	22,919	30,409	28,952	25,500	*-*
	Silver poured	oz	**38,680**	31,242	54,721	48,180	39,551	*24*
Bonikro								
Mining	Ore mined	kt	**413**	632	647	572	520	*(35)*
	Material moved	kt	**3,613**	3,509	3,873	2,657	1,657	*3*
Processing	Ore milled	kt	**481**	518	426	570	534	*(7)*
	Ore grade	Au g/t	**1.83**	2.42	2.39	2.42	2.31	*(24)*
	Gold recovery	%	**94.2%**	94.2%	95.8%	96.7%	92.8%	*-*
	Gold poured	oz	**26,628**	34,420	31,896	43,607	40,100	*(23)*
LGL Group Production		oz	**229,757**	275,450	231,438	291,995	312,311	*(17)*

Page 4 of 15

LIHIR ISLAND

Mining

Material movements, totalling 10.5 million tonnes, were affected by low shovel and production drill rig availabilities. Overall material movements for the full year are expected to be approximately 50 million tonnes, with increases in the remainder of the year due to improved blast fragmentation, commissioning of the third new shovel, truck replacements and new production drill rigs. Contract mining in the upper level benches of the Kapit pit area continued with 300,000 tonnes moved.

Processing

Ore milled of 1.7 million tonnes is the second highest quarter for mill throughput and follows the record December quarter 2009.

Autoclave throughput remained high at 1.3 million tonnes. Gold grade into the autoclaves was 5.0g/t, and will increase over the remainder of the year as mining moves into higher grade sections of the pit. For the full year, autoclave gold grade is expected to average around 5.8g/t. An autoclave will undergo a re-brick during the second quarter which will take around 40 days, however gold production in the second quarter is expected to exceed the first quarter due to higher grade ore.

Geothermal power supply provided almost 50% of the total power requirements during the quarter. Two new steam wells which exhibited promising test results are scheduled to be tied into the geothermal system during the second quarter.

Lihir Island Expansion and Interim Power Station project

The Lihir Island process plant expansion project continues to make good progress and is more than 50% complete. Offshore construction of major plant components continues with the oxygen plant now being shipped to site. Fabrication of the autoclave is close to completion and is expected to be shipped to site during the second quarter. Major earthworks are largely complete and civil construction is well underway for the leach, pressure oxidation, thickener and oxygen plant areas.

Progress of the Interim Power Station advanced with barge construction continuing in Thailand. Five of the eight generators have now passed acceptance testing with all eight scheduled to be shipped to Thailand in the second quarter for installation onto the barge.

Ore milled of 1.7 million tonnes is the second highest quarter for mill throughput at Lihir Island and follows on from the record December quarter 2009.



First Quarter Production Report 2010 Page 5 of 16

LIHIR ISLAND continued Exploration The resource upgrade drilling program at Lihir Island commenced during the quarter and is planned to be completed by the end of this year. MT RAWDON Mt Rawdon produced 23,000 ounces in the quarter, which was well above plan and in line with production in the December quarter. The strong outcome was despite a major planned mill shutdown for 12 days in February which was completed within the scheduled time and on budget. Grade was higher than planned in the quarter due to optimisation of the mining schedule. The major cutback in the mine has now commenced, which will lead to lower production in the second quarter, but improved output in the second half of the year. With the excellent performance at Mt Rawdon during the quarter, guidance for the year has been raised to 90,000 — 100,000 ounces. BONIKRO The Bonikro operation in Côte d’Ivoire produced 27,000 ounces which was above plan due to higher than expected grade. Mining was impacted by low shovel and truck availabilities and limited pit access at times during the quarter due to high rainfall. Lower mill throughput was due to power outages caused by a genset failure at an independent power generator. The ore grade reflects the mining schedule and addition of lower grade stockpile material during rain restricted pit access. Recovery was steady at 94.2%. Grade is also expected to be low in the second quarter before recovering in the second half of the year. LGL continues to progress initiatives to improve the overall efficiency of the Bonikro operation including drill and blast design and techniques, additional production drill rigs and optimisation through production process mapping. LGL continues to progress initiatives to improve the overall efficiency of the Bonikro operation.

CÔTE D'IVOIRE EXPLORATION AND DEVELOPMENT

Bonikro Exploration

The focus at Bonikro has been to complete an extensive program of drilling in the area of which approximately 300,000 ounces of gold are currently defined as inferred, with the intent to up-grade this resource to indicated status. As part of this program, significant results continue to be returned, with some of the more notable including the following:

24.3m @ 4.28g/t Au (BRRD017, 236.7m to 261m)

8.9m @ 5.46g/t Au (BRRD028, 273.1m to 282m)

6.7m @ 5.64g/t Au (BRRD033, 141.3m to 148m)

8.0m @ 10.623g/t (BRRD035: 149m to 157m)

9.0m @ 8.527g/t (BRRD024: 258m to 267m)

6.0m @ 24.383g/t (BRRD053: 263m to 269m) and

18.0m @ 5.613g/t (BRRD057: 137m to 156m).

(All significant drilling results are summarised in the appendix.)

This drill program, focussed below the existing pit shell design, is expected to be completed mid-year depending on rig availability. In conjunction with mine planning and feasibility study work, this will allow a restatement of resources and reserves in the second half of the year.


Ferkéssédougou
Téhini West
Téhini East
Korhogo
Bassawa
Tieningboué
Timbé
Bouaké-Dabakala
Brobo
Bouaflé
Didiévi
Abidjan
Oumé
Hiré
Bonikro
Tiassalé
Hermankono
Guitry
Grand-Lahou
Sassandra
100km

FEASIBILITY STUDY

Good progress was made during the quarter to complete an extensive drilling program in the area of the Hiré permit, within which a series of four mineralisation lodes are being infill drilled. The expectation is to increase overall resources and up-grade existing inferred resources to indicated status. Currently the JORC compliant resource for the combined Hire lodes totals 442,000 oz of indicated resource and 450,000 oz of inferred resource.

Drilling continues, with a current focus in the Chappelle lode, and results received to date continue to strengthen confidence in the existing resources of shear hosted gold within the granodiorite. Recent significant intersections include:

Chappelle:

17m@ 4.24g/t Au (HRC1587, 14 to 31 m)

19m @ 3.95g/t (HRC1588, 90 to 109m)

6m @ 7.82 g/t Au (HRC1660, 110 to 116m)

12m @ 3.67g/t Au (HRC1664, 53 to 65)

40m @ 5.38g/t g/t (HRC2125, 119 to 59m), and

17m @3.98g/t (HRC2115, 146 to 163m).

Agbale:

5m @ 6.74g/t Au (HRC1556, 41-46m)

4m @ 66.44 g/t Au (HRC1565, 51 to 55m)

14m @ 6.22g/t Au (HRC1574, 21 to 35m), and

3m @ 15.60 g/t Au (HRC 1658, 59 to 62m).

(All significant drilling results are summarised in the Appendix.)

The technical assessment is considering options including the potential expansion of the plant from 2 million tonnes per annum to 3.5 million tonnes per annum through the installation of addition milling capacity. Assuming an expected positive outcome of these feasibility studies, it would increase potential annual gold production to approximately 250,000 oz.

First Quarter Production Report 2010 Page 7 of 16

An aggressive budget of BONIKRO NEAR-MINE EXPLORATION approximately $23 million Work continues to assess the Oumé area and its potential for additional resources. Results from work completed in has been allocated in 2010 late 2009 were received in the quarter and are encouraging and include to progress the exploration 5m @ 8.17g/t Au (ORZC1136, 31 to 36m) of LGL’s Côte d’Ivoire 4m @ 8.26g/t Au (ORC1167, 19 to 23m), and 5m @ 9.69g/t (ORC1172, 30 to 35m). regional tenements. The program is currently being assessed to determine the next stage forward. In addition, the entire near mine area is being reviewed as part of a larger country wide review process, to assess the next phase of targets. This program is expected to be completed during the second quarter with programs of work commencing thereafter. CÔTE D’IVOIRE REGIONAL EXPLORATION The Company currently holds in excess of 18,000 square kilometres in tenements, including those which are granted and under application. An aggressive budget of approximately $23 million has been allocated to progress the exploration of these tenements in 2010. Due to the focus in delivering resource ounces in and near to Bonikro, only relatively early stage exploration has or is being completed on many of the tenements. However these programs continue to define very strong early phase results, with programs to test these early results the subject of a major internal country wide review and prioritisation process with programs expected to commence during the next quarter. At the Blaffo-Guetto prospect, which occurs as part of the Didievi project area, numerous significant early phase, near surface drill results were followed up by a deeper hole in late 2009 that returned an intersection of 37m @ 7.0g/t Au (previously reported). Having completed further geological and structural work to better understand these results, a program of drilling is planned to assess the along-strike and down dip potential of what has been interpreted to be a significant shear zone with brecciation and veining. This will assess the potential of this prospect to deliver a resource of sufficient size to support a stand-alone operation. Page 8 of 16 FINAL LGL Q1 Production Report 230410.pdf

Financial Information

GROUP SALES SUMMARY

		First Quarter 2010	Fourth Quarter 2009	Third Quarter 2009	Second Quarter 2009	First Quarter 2009	Change Q1 2010 vs Q4 2009 %
Lihir Island							
Gold sold	oz	**156,555**	225,273	161,630	240,046	225,350	*(31)*
Price - spot	$/oz	**1,111**	1,096	954	922	910	*1*
Mt Rawdon							
Gold sold	oz	**21,563**	24,282	30,737	28,606	25,337	*(11)*
Price - spot	$/oz	**1,102**	1,096	960	924	905	*1*
Bonikro							
Gold sold	oz	**21,574**	41,434	27,806	49,123	35,231	*(48)*
Price - spot	$/oz	**1,112**	1,096	958	922	916	*1*
LGL Group							
Gold sold	oz	**199,692**	290,989	220,172	317,774	285,918	*(31)*
Price - spot	$/oz	**1,110**	1,096	955	922	910	*1*

A total of 199,692 ounces were sold in the quarter at an average cash price of $1,110/oz.

GROUP CASH COSTS

		First Quarter 2010	Fourth Quarter 2009	Third Quarter 2009	Second Quarter 2009	First Quarter 2009	Change Q1 2010 vs Q4 2009 %
Lihir Island							
Gross cash costs	$/oz	**608**	561	694	468	365	*8*
Total cash costs	$/oz	**510**	446	521	345	303	*14*
Mt Rawdon							
Gross cash costs	$/oz	**695**	613	455	403	402	*14*
Total cash costs	$/oz	**572**	456	404	382	351	*25*
Bonikro							
Gross cash costs	$/oz	**715**	605	516	396	345	*18*
Total cash costs	$/oz	**503**	503	387	396	385	*0*
LGL Group							
Gross cash costs	$/oz	**629**	571	638	451	365	*10*
Total cash costs	$/oz	**515**	454	487	356	318	*13*

First Quarter Production Report 2010 Page 9 of 16

Total cash costs for the group were $515/oz for the quarter, which was higher than normal due to the reduced output which therefore lifted unit costs. In absolute terms, total cash costs for the group In absolute terms, total decreased 5% to $118 million for the quarter. At Lihir Island gross cash costs in aggregate cash costs for the group terms decreased by 11% to $109 million. Despite cost pressures from higher oil prices and higher HFO consumption absolute costs were lower than decreased 5% in the first the December quarter 2009 which did include a number of non-recurring costs. Given the lower gold quarter to $118 million. production, this translates into an increase in unit costs with total cash costs for the quarter of $510/oz, but higher quarterly production for the remainder of 2010 will see unit costs fall. At Mt Rawdon, as expected, additional waste stripping and major mill maintenance contributed to higher absolute costs in the quarter, up 13% to $15.8 million. Total cash costs were $572/oz. At Bonikro, unit costs remained steady at $503/oz despite lower aggregate costs and lower production. This reflects higher deferred costs associated with additional stripping. Higher costs over the quarter were incurred through contractor equipment hire that will be mitigated following the arrival of ancillary equipment. Higher gold production rates for the remainder of 2010 will result in lower unit costs. Ballarat Sale Agreement On 5 March the company announced it had entered into an agreement with Castlemaine Goldfields Ltd for the sale of the Ballarat project. Under the agreement LGL will receive A$4.5m cash plus an additional 2.5% royalty interest in future production, capped at $50m. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity at their May annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from 5 March 2010. Proposal from Newcrest Mining Ltd On 1 April, LGL rejected a proposal from Newcrest to acquire 100% of LGL’s issued ordinary shares through a scheme of arrangement. Following the proposal from Newcrest, LGL has appointed Macquarie Capital Advisers as its joint adviser with Greenhill Caliburn to assist in assessing the range of strategic alternatives which could deliver maximum value to LGL shareholders. Page 10 of 16

Appendix

SIGNIFICANT ASSAY DATA FOR THE MARCH QUARTER FROM CÔTE D'IVOIRE

Significant (greater than 1 g/t) intersections from the Dougbafla Central drilling program for Q1 2010.

HOLE ID	TYPE	NORTH_UTM	EAST_UTM	ELEVE	DIP	AZIMUTH	FROM	TO	GRADE
ORC1003	REVC	703269	237571	212	-60	127	24	25	1m @ 4.47g/t
							61	62	1m @ 1.06g/t
ORC1006	REVC	703330	237468	205	-60	127	54	55	1m @ 3.4g/t
							85	86	1m @ 3.66g/t
ORC1007	REVC	703349	237433	203	-60	127	60	62	2m @ 2.06g/t
							80	81	1m @ 1.09g/t

Significant (greater than 1 g/t) intersections from the Dougbafla North drilling programme for Q1 2010. Intervals exceeding 10 grams-meters highlighted.

HOLE ID	TYPE	NORTH_UTM	EAST_UTM	ELEVE	DIP	AZIMUTH	FROM	TO	GRADE
ORC1103	REVC	705556	238535	182	-60	127	8	9	1m @ 1.9 g/t
ORC1127	REVC	705693	238454	163	-60	127	53	54	1m @ 1.33 g/t
ORC1136	REVC	705550	239015	159	-60	127	29	30	1m @ 5.77g/t
ORC1137	REVC	705563	238993	156	-60	127	28	30	2m @ 1.34 g/t
ORC1143	REVC	705743	238680	154	-60	127	35	36	1m @ 4.26 g/t
ORC1147	REVC	705804	238572	154	-60	127	54	56	2m @ 2.9 g/t
ORC1166	REVC	706053	238468	153	-60	127	34	36	2m @ 1.70 g/t
ORC1167	REVC	706066	238441	151	-60	127	22	28	6m @ 11.5 g/t
							38	39	1m @ 2.28 g/t
ORC1168	REVC	706083	238415	147	-60	127	32	33	1m @ 1.18 g/t
ORC1169	REVC	706096	238389	157	-60	127	35	36	1m @ 1.32 g/t
							46	47	1m @ 1.96 g/t
ORC1148	REVC	705820	238551	156	-60	127	8	23	15m @ 2.54 g/t
							27	48	21m @ 3.74 g/t
ORC1159	REVC	705949	238649	143	-60	127	11	12	1m @ 2.05 g/t
ORC1163	REVC	706008	238545	144	-60	127	28	29	1m @ 5.47 g/t
ORC1164	REVC	706023	238517	136	-60	127	11	17	6m @ 1.24 g/t
							47	48	1m @ 3.27 g/t
ORC1177	REVC	706164	238432	159	-60	127	0	1	1m @ 1.35 g/t
							6	7	1m @ 3.96 g/t
							25	27	2m @ 2.39 g/t
							45	46	1m @ 1.15 g/t
							47	48	1m @ 1.19 g/t
ORC1019	REVC	704977	238410	193	-60	127	40	41	1m @ 1.23g/t
ORC1027	REVC	705320	238616	173	-60	127	13	14	1m @ 2.54g/t
ORC1028	REVC	705339	238583	170	-60	127	75	76	1m @ 11.7g/t
ORC1030	REVC	705380	238516	173	-60	127	5	6	1m @ 1.7g/t
							22	26	4m @ 1.79g/t
ORC1049	REVC	705490	238671	174	-60	127	54	55	1m @ 1.68g/t

First Quarter Production Report 2010 Page 11 of 16

Appendix (continued)

HOLE ID	TYPE	NORTH_UTM	EAST_UTM	ELEVE	DIP	AZIMUTH	FROM	TO	GRADE
ORC1060	REVC	705105	238506	185	-60	127	22	23	1m @ 1.15g/t
							63	65	2m @ 1.37g/t
ORC1087	REVC	705698	238597	156	-60	127	37	38	1m @ 1.53g/t
ORC1092	REVC	705778	238464	162	-60	127	26	27	1m @ 2.07g/t
							43	44	1m @ 57.5g/t
							53	56	3m @ 1.7g/t
ORC1093	REVC	705791	238439	154	-60	127	53	56	3m @ 1.51g/t
ORC1104	REVC	705568	238507	167	-60	127	45	47	2m @ 7.05g/t
ORC1120	REVC	705589	238634	163	-60	127	20	21	1m @ 2.02g/t
ORC1130	REVC	705738	238375	153	-60	127	0	1	1m @ 1.18g/t
							17	20	3m @ 1.57g/t
							41	42	1m @ 2.25g/t
ORC1165	REVC	706037	238490	147	-60	127	60	64	4m @ 5.64g/t
ORC1170	REVC	706077	238582	141	-60	127	45	47	2m @ 2.51g/t
ORC1172	REVC	706104	238532	147	-60	127	20	21	1m @ 1.16g/t
							30	35	5m @ 9.69g/t
ORC1174	REVC	706120	238504	147	-60	127	8	12	4m @ 2.47g/t
							30	31	1m @ 2.53g/t
ORC1175	REVC	706135	238482	149	-60	127	26	27	1m @ 1g/t
							36	40	4m @ 3.58g/t
							48	50	2m @ 8.59g/t
							57	59	2m @ 2.98g/t
ORC1178	REVC	706195	238378	155	-60	127	24	29	5m @ 1.74g/t
ORC1179	REVC	706207	238521	142	-60	127	29	31	2m @ 1.77g/t
							55	56	1m @ 4.04g/t
ORC1180	REVC	706222	238496	149	-60	127	8	9	1m @ 2.89g/t
							39	42	3m @ 1.69g/t
							54	55	1m @ 3.21g/t
							59	60	1m @ 5.01g/t
ORC1181	REVC	706235	238470	145	-60	127	30	42	12m @ 1.76g/t
							58	59	1m @ 1.22g/t
ORC1189	REVC	705839	239002	144	-60	127	29	30	1m @ 1.03g/t
ORC1190	REVC	705871	238947	141	-60	127	13	14	1m @ 2.56g/t
ORC1019	REVC	704977	238410	193	-60	127	40	41	1m @ 1.23g/t
ORC1027	REVC	705320	238616	173	-60	127	13	14	1m @ 2.54g/t
ORC1028	REVC	705339	238583	170	-60	127	75	76	1m @ 11.7g/t
ORC1030	REVC	705380	238516	173	-60	127	5	6	1m @ 1.7g/t
							22	26	4m @ 1.79g/t
ORC1049	REVC	705490	238671	174	-60	127	54	55	1m @ 1.68g/t
ORC1060	REVC	705105	238506	185	-60	127	22	23	1m @ 1.15g/t
							63	65	2m @ 1.37g/t
ORC1087	REVC	705698	238597	156	-60	127	37	38	1m @ 1.53g/t

Page 12 of 16

HOLE ID	TYPE	NORTH_UTM	EAST_UTM	ELEVE	DIP	AZIMUTH	FROM	TO	GRADE
ORC1092	REVC	705778	238464	162	-60	127	26	27	1m @ 2.07g/t
							43	44	1m @ 57.5g/t
							53	56	3m @ 1.7g/t
ORC1093	REVC	705791	238439	154	-60	127	53	56	3m @ 1.51g/t
ORC1104	REVC	705568	238507	167	-60	127	45	47	2m @ 7.05g/t
ORC1120	REVC	705589	238634	163	-60	127	20	21	1m @ 2.02g/t
ORC1130	REVC	705738	238375	153	-60	127	0	1	1m @ 1.18g/t
							17	20	3m @ 1.57g/t
							41	42	1m @ 2.25g/t
ORC1165	REVC	706037	238490	147	-60	127	60	64	4m @ 5.64g/t
ORC1170	REVC	706077	238582	141	-60	127	45	47	2m @ 2.51g/t
ORC1172	REVC	706104	238532	147	-60	127	20	21	1m @ 1.16g/t
							30	35	5m @ 9.69g/t
ORC1174	REVC	706120	238504	147	-60	127	8	12	4m @ 2.47g/t
ORC1174	REVC	706120	238504	147	-60	127	30	31	1m @ 2.53g/t
ORC1175	REVC	706135	238482	149	-60	127	26	27	1m @ 1g/t
							36	40	4m @ 3.58g/t
							48	50	2m @ 8.59g/t
							57	59	2m @ 2.98g/t
ORC1178	REVC	706195	238378	155	-60	127	24	29	5m @ 1.74g/t
ORC1179	REVC	706207	238521	142	-60	127	29	31	2m @ 1.77g/t
							55	56	1m @ 4.04g/t
ORC1180	REVC	706222	238496	149	-60	127	8	9	1m @ 2.89g/t
							39	42	3m @ 1.69g/t
							54	55	1m @ 3.21g/t
							59	60	1m @ 5.01g/t
ORC1181	REVC	706235	238470	145	-60	127	30	42	12m @ 1.76g/t
							58	59	1m @ 1.22g/t
ORC1189	REVC	705839	239002	144	-60	127	29	30	1m @ 1.03g/t
ORC1190	REVC	705871	238947	141	-60	127	13	14	1m @ 2.56g/t
ORC1019	REVC	704977	238410	193	-60	127	40	41	1m @ 1.23g/t
ORC1027	REVC	705320	238616	173	-60	127	13	14	1m @ 2.54g/t
ORC1028	REVC	705339	238583	170	-60	127	75	76	1m @ 11.7g/t
ORC1030	REVC	705380	238516	173	-60	127	5	6	1m @ 1.7g/t
							22	26	4m @ 1.79g/t
ORC1049	REVC	705490	238671	174	-60	127	54	55	1m @ 1.68g/t
ORC1060	REVC	705105	238506	185	-60	127	22	23	1m @ 1.15g/t
							63	65	2m @ 1.37g/t
ORC1087	REVC	705698	238597	156	-60	127	37	38	1m @ 1.53g/t
ORC1092	REVC	705778	238464	162	-60	127	26	27	1m @ 2.07g/t
							43	44	1m @ 57.5g/t
							53	56	3m @ 1.7g/t

First Quarter Production Report 2010 Page 13 of 16

Appendix (continued)

HOLE ID	TYPE	NORTH_UTM	EAST_UTM	ELEVE	DIP	AZIMUTH	FROM	TO	GRADE
ORC1093	REVC	705791	238439	154	-60	127	53	56	3m @ 1.51g/t
ORC1104	REVC	705568	238507	167	-60	127	45	47	2m @ 7.05g/t
ORC1120	REVC	705589	238634	163	-60	127	20	21	1m @ 2.02g/t
ORC1130	REVC	705738	238375	153	-60	127	0	1	1m @ 1.18g/t
							17	20	3m @ 1.57g/t
							41	42	1m @ 2.25g/t
ORC1165	REVC	706037	238490	147	-60	127	60	64	4m @ 5.64g/t
ORC1170	REVC	706077	238582	141	-60	127	45	47	2m @ 2.51g/t
ORC1172	REVC	706104	238532	147	-60	127	20	21	1m @ 1.16g/t
							30	35	5m @ 9.69g/t
ORC1174	REVC	706120	238504	147	-60	127	8	12	4m @ 2.47g/t
							30	31	1m @ 2.53g/t
ORC1175	REVC	706135	238482	149	-60	127	26	27	1m @ 1g/t
							36	40	4m @ 3.58g/t
							48	50	2m @ 8.59g/t
							57	59	2m @ 2.98g/t
ORC1178	REVC	706195	238378	155	-60	127	24	29	5m @ 1.74g/t
ORC1179	REVC	706207	238521	142	-60	127	29	31	2m @ 1.77g/t
							55	56	1m @ 4.04g/t
ORC1180	REVC	706222	238496	149	-60	127	8	9	1m @ 2.89g/t
							39	42	3m @ 1.69g/t
							54	55	1m @ 3.21g/t
							59	60	1m @ 5.01g/t
ORC1181	REVC	706235	238470	145	-60	127	30	42	12m @ 1.76g/t
							58	59	1m @ 1.22g/t
ORC1189	REVC	705839	239002	144	-60	127	29	30	1m @ 1.03g/t
ORC1190	REVC	705871	238947	141	-60	127	13	14	1m @ 2.56g/t

Page 14 of 16

Further Information

CONTACT FOR INVESTOR INFORMATION

Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com

Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com

Web site: www.LGLgold.com

Follow us: www.twitter.com/LGLgold

SHAREHOLDER ENQUIRIES

Queries related to share registry matters should be directed to:

Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152

Web site: www.computershare.com
Email: web.queries@computershare.com.au

ADR DEPOSITARY

The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com

PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

CORPORATE OFFICE

Level 32, 400 George Street
Brisbane, Queensland 4000 Australia

STOCK EXCHANGE LISTINGS

Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)

ISSUED CAPITAL

The current ordinary issued capital of the company is:

- 2,368,729,935 listed ordinary shares (including 342,044 restricted executive shares)

DIRECTORS

Ross Garnaut – Chairman
Graeme Hunt – Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland

GROUP SECRETARY

Stuart MacKenzie

First Quarter Production Report 2010 Page 15 of 16

Forward Looking Statements measures may not be comparable to similarly titled measures of other companies. This document may contain certain forward-looking Management uses this measure for the same purpose statements, including but not limited to (i) estimated when monitoring and evaluating the performance of LGL. reserves, (ii) anticipated production profiles and This information differs from measures of performance characteristics, (iii) expected capital requirements, (iv) determined in accordance with GAAP and should not be forecast cost profiles or (iv) plans, strategies and objectives considered in isolation or as a substitute for measures of of management. Such forward looking statements are not performance determined in accordance with GAAP. guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of
LGL Competent Person Statement which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those The information in this report that relates to Exploration contained in this announcement. Important factors that could Results and Mineral Resources at Lihir and Côte d’Ivoire cause actual results to materially differ from the forward is based on information compiled by Mr Roy Kidd. looking statements in this presentation include but are not Mr Kidd is a member of the Australian Institute of limited to the market price of gold, anticipated ore grades, Geoscientists and is a full time employee of Lihir Services tonnage, recovery rates, production and equipment operating Australia Pty Ltd (LSA) in the role of Principal Geologist. costs, the impact of foreign currency exchange rates on cost LSA provides services to LGL pursuant to a Managed inputs and the activities of governmental authorities in Papua Services Agreement. Roy Kidd has sufficient experience New Guinea and elsewhere, as set forth more fully under the which is relevant to the style of mineralisation and the type caption “Risk Factors” in LGL’s most recent Annual Report of deposit under consideration and to the activity which he is on Form 20-F, which has been filed with the US Securities undertaking to qualify as a Competent Person as defined in and Exchange Commission (“SEC”). the 2004 Edition of the “Australasian Code for Reporting of Gold reserve and resource estimates are expressions of Exploration Results, Mineral Resources and Ore Reserves”. judgement based on knowledge, experience and industry Roy Kidd consents to the inclusion in the report of the practice, and may require revision based on actual matters based on his information in the form and context production experience. Such estimates are necessarily in which it appears. imprecise and depend to some extent on statistical The information in this report that relates to Ore Reserves inferences and other assumptions, such as gold prices, at Lihir Island is based on information compiled by Mr David cut-off grades and operating costs, which may prove to Grigg. be inaccurate. LGL’s wholly owned subsidiary LGL Ballarat Operations Pty Ltd does not have any ore reserves and David Grigg is employed by Lihir Gold Limited in the role of the level of its estimated mineral resources and exploration Superintendent Mine Planning for the company. David Grigg potential are necessarily imprecise and may prove to be has sufficient experience, which is relevant to the style of inaccurate. Accordingly, no assurance can be given that mineralisation and the type of deposit under consideration the indicated amount of gold will be recovered or at the and to the activity which he is undertaking to qualify as a rates estimated. Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and LGL can therefore give no assurances that any of the Ore Reserves”. David Grigg consents to the inclusion in the estimates, production profiles, capital, cost profiles and plans report of the matters based on their information in the form will not materially differ from the statements contained in this and context in which it appears. release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved. Note to U.S. Investors Cautionary Note to U.S. Investors — The United States The foregoing material is a presentation of general Securities and Exchange Commission permits U.S. mining background information about LGL’s activities as of the date companies, in their filings with the SEC, to disclose only of the presentation. It is information given in a summary those mineral deposits that a company can economically form and does not purport to be complete. It is not inte nded and legally extract or produce. LGL uses certain terms on to be relied upon as advice to investors or potential investors this website, such as “measured,” “indicated,” and “inferred” and does not take into account the investment objectives, “resources,” which the SEC guidelines strictly prohibit U.S. financial situation or needs of any particular investor. These registered companies from including in their filings with the should be considered, with or without professional advice SEC. U.S. Investors are urged to consider closely the when deciding if an investment is appropriate. disclosure in LGL’s most recent Form 20-F, which may Some of the information contained in this document includes be secured from LGL, or from the SEC’s website at certain un-audited non-GAAP (where GAAP means www.sec.gov/edgar.shtml. “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are Note to Canadian Investors intended to provide information about the cash generating Canadian Investors — for further information in relation to the capacity and performance of LGL’s mining operations. In calculation of reserves and resources with respect to LGL’s particular, cash costs is a measure that is used in the gold Lihir operation, please refer to the Lihir Gold Limited mining industry and was developed in conjunction with gold (TSX:LGG) Technical Report (NI 43-101) dated 18 mining companies associated with the Gold Institute in an September 2007 available on SEDAR (www.sedar.com). effort to provide a level of comparability. However, LGL’s